ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 15, 2007

07028247

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 15, 2007 (ASX: Announcement & Media Release – Stokes Bay Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

15 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Testing operations re-commenced

FAR has been advised by ARC Energy Limited that the EP104/R1 Joint Venture has re-commenced testing operations at the Stokes Bay-1 well at 09:45 Hrs on 14 November, 2007.

Testing operations are utilising a specialised testing crew that is more cost efficient than having the Century Rig 18 on location, and this small crew is also more able to access the Stokes Bay location should the wet season be early.

At completion of the initial test flow using Rig 18, the well was shut in and down hole pressure measurements taken. Interpretation of these pressure measurements together with surface shut in pressures provided encouragement that the well will flow and cleanup so that the nature of the reservoir fluid can be determined. Because of the vugular and cavernous nature of the porosity in the section and the amount of fluid lost to the formation, the well may take some time to flow and to cleanup. Wells in similar formations can take several days of flow before definitive reservoir fluids are observed.

Following initial setup and pressure testing of the wellhead, the first attempt to flow the fluids in the well to surface has not been successful and requires assistance to commence flow. The mobilisation of swabbing and other specialised equipment to the well-site will now take place to get the well to flow and assist with the cleanup of the well.

END

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au